Exhibit 1

For Immediate Release	19 September 2019

WPP PLC (“WPP”)

Board Appointment

WPP appoints Keith Weed to the Board

WPP today announces the appointment of Keith Weed to the Board as a non-executive director.

Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year by the World Federation of Advertisers in 2017. He received The Drum’s Lifetime Achievement Award in 2018, and was inducted into the Marketing Hall of Fame in 2019. For the last nine years he was Chief Marketing and Communications Officer at Unilever, a role that included leading the company’s groundbreaking sustainability programme. He retired from Unilever in May 2019.

He is President of the UK Advertising Association, a board member of Business in the Community, a member of McLaren F1’s advisory board, President of the History of Advertising Trust, and a board member of Grange Park Opera.

His appointment will be effective from 1 November 2019.

Commenting on the appointment, Roberto Quarta, Chairman of WPP, said: “Keith is one of the world’s most influential and successful marketers. He has a deep understanding of our business, the ways in which technology is transforming marketing, the sectors in which we operate, and our FMCG clients in particular. We are very pleased to welcome him to the WPP Board.”

Keith Weed said: “I am delighted to join the WPP Board at such an important and dynamic time for the industry. I have worked with WPP for many years, leading brand-led businesses around the world. I look forward to contributing to WPP’s future, leveraging my understanding of building brands in a rapidly changing world – from digital and data to content creation and sustainability.”

This announcement contains inside information.

The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

Further information

Chris Wade, WPP	+44 (0)20 7282 4600

About WPP

WPP is a creative transformation company. We build better futures for our clients through an integrated offer of communications, experience, commerce and technology. For more information visit www.wpp.com.